# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WideOpenWest, Inc., CIK 0001701051
CUSIP: 96758W101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7887 EAST BELLEVIEW AVENUE, SUITE 1000, ENGLEWOOD, Colorado (CO), 80111
Date of event which requires filing of this statement: 08/12/2025
Filed by CIK 0002007877
Persons authorized to receive notices and communications: Robert Plesnarski, O'Melveny & Myers LLP, 1625 Eye Street, NW, Washington, District Of Columbia (DC), 20006, (202) 383-5300

## Reporting persons
- LB Partners, LLC (CIK 0002007877): type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,199,033; sole dispositive power 0; shared dispositive power 4,199,033; aggregate amount beneficially owned 4,199,033 (4.9% of the class)
  Comment: Note to Rows 8 and 10: LB Partners, LLC is the Investment Manager of LB M3 Partners LP, LB Rule One Partners LP, and LB Day Zero Partners LP (collectively, the "Funds") in which such shares referred to above are held. As a result, LB Partners, LLC possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Funds. LB Partners LLC disclaims beneficial ownership of any of the shares held by the Funds.
  
  Note to Row 13: Calculated based on the 85,767,970 shares of common stock, par value $0.01 per share (the "Common Stock"), of WideOpenWest, Inc. (the "Issuer"), outstanding as of August 5, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on May 7, 2024 (the "Form 10-Q").
- LB M3 Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,261,907; sole dispositive power 0; shared dispositive power 1,261,907; aggregate amount beneficially owned 1,261,907 (1.5% of the class)
  Comment: Note to Row 13: Calculated based on the 85,767,970 shares of Common Stock outstanding as of August 5, 2025, as reported by the Issuer in the Form 10-Q.
- LB Rule One Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,000; sole dispositive power 0; shared dispositive power 17,000; aggregate amount beneficially owned 17,000 (0% of the class)
  Comment: Note to Row 13: Calculated based on the 85,767,970 shares of Common Stock outstanding as of August 5, 2025, as reported by the Issuer in the Form 10-Q.
- LB Day Zero Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,920,126; sole dispositive power 0; shared dispositive power 2,920,126; aggregate amount beneficially owned 2,920,126 (3.4% of the class)
  Comment: Note to Row 13: Calculated based on the 85,767,970 shares of Common Stock outstanding as of August 5, 2025, as reported by the Issuer in the Form 10-Q.
- Charles P. Cocke Jr.: type of reporting person: individual (IN), partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,199,033; sole dispositive power 0; shared dispositive power 4,199,033; aggregate amount beneficially owned 4,199,033 (4.9% of the class)
  Comment: Note to Rows 8 and 10: Mr. Cocke is the Managing Member of LB Partners, LLC, the Investment Manager of the Funds. As a result, Mr. Cocke possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Funds. Mr. Cocke disclaims beneficial ownership of any of the shares held by the Funds.
  
  Note to Row 13: Calculated based on the 85,767,970 shares of Common Stock outstanding as of August 5, 2025, as reported by the Issuer in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: WideOpenWest, Inc.
Address of issuer's principal executive offices: 7887 EAST BELLEVIEW AVENUE, SUITE 1000, ENGLEWOOD, Colorado (CO), 80111

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover page is hereby incorporated by reference.
Transactions in the class effected during the past sixty days:
Annex B hereto is hereby incorporated by reference.

Other than as disclosed in this Statement, no transactions were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any person set forth in Annex A hereto, with respect to the Common Stock during the 60 days preceding the date hereof.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 12, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement

Annex B: Transactions with Respect to the Common Stock

## Signatures
- LB Partners, LLC: /s/ Charles P. Cocke Jr., Charles P. Cocke Jr., Managing Member (08/14/2025)
- LB M3 Partners LP: /s/ Charles P. Cocke Jr., Charles P. Cocke Jr., Managing Member of LB SPV GP LLC, the General Partner of LB M3 Partners LP (08/14/2025)
- LB Rule One Partners LP: /s/ Charles P. Cocke Jr., Charles P. Cocke Jr., Managing Member of LB Rule One Group LLC, the General Partner of LB Rule One Partners LP (08/14/2025)
- LB Day Zero Partners LP: /s/ Charles P. Cocke Jr., Charles P. Cocke Jr., Managing Member of LB Day Zero GP LLC, the General Partner of LB Day Zero Partners LP (08/14/2025)
- Charles P. Cocke Jr.: /s/ Charles P. Cocke Jr., Charles P. Cocke Jr. (08/14/2025)